SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PropTech Acquisition Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74349F 101

(CUSIP Number)

October 1, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74349F 101

1.	Names of Reporting Persons Alexander Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,087,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,087,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,087,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74349F 101

1.	Names of Reporting Persons Scopus Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,087,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,087,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,087,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 74349F 101

1.	Names of Reporting Persons Scopus Asset Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,087,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,087,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,087,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 74349F 101

1.	Names of Reporting Persons Scopus Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,119
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,119

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,119
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 74349F 101

1.	Names of Reporting Persons Scopus Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,304
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,304

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,304
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74349F 101

1.	Names of Reporting Persons Scopus Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 99,996
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 99,996

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,996
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74349F 101

1.	Names of Reporting Persons Scopus Vista Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 834,819
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 834,819

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 834,819
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74349F 101

1.	Names of Reporting Persons Scopus Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 35,518
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 35,518

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,518
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 74349F 101

1.	Names of Reporting Persons Scopus Vista Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 51,863
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 51,863

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,863
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer:

PropTech Acquisition Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3485 N. Pines Way, Suite 110

Wilson, WY 83104

Item 2.

(a)	Name of Person Filing:

This statement is filed by Mr. Alexander Mitchell; Scopus Capital, Inc. (“SCI”); Scopus Asset Management, L.P. (“SAMLP”); Scopus Advisors, LLC (“SALLC”); Scopus Partners, L.P. (“SPLP”); Scopus Partners II, L.P. (“SPIILP”); Scopus Vista Partners, L.P. (“SVPLP”); Scopus Fund Ltd. (“SFL”); and Scopus Vista Fund Ltd. (“SVFL,” and together with Mr. Mitchell, SCI, SAMLP, SALLC, SPLP, SPIILP, SVPLP and SFL, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

For each Reporting Person:

717 Fifth Ave., 21st Floor

New York, New York 10022

(c)	Citizenship:

For each Reporting Person other than Mr. Mitchell, SFL and SVFL, Delaware.

For Mr. Mitchell, United States of America

For SFL and SVFL, British Virgin Islands.

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”)

(e)	CUSIP Number:

74349F 101

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Statement.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 17,250,000 shares of Class A Common Stock outstanding as of August 10, 2020, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 11, 2020.

The beneficial ownership of SPLP consists of 65,304 shares of Class A Common Stock held by SPLP. The beneficial ownership of SPIILP consists of 99,996 shares of Class A Common Stock held by SPIILP. The beneficial ownership of SVPLP consists of 834,819 shares of Class A Common Stock held by SVPLP. The beneficial ownership of SFL consists of 35,518 shares of Class A Common Stock held by SFL. The beneficial ownership of SVFL consists of 51,863 shares of Class A Common Stock held by SVFL.

SALLC is the general partner of each of SPLP, SPIILP and SVPLP and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by each such entity. SAMLP is the investment advisor to each of SPLP, SPIILP, SVPLP, SFL and SVFL and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by each such entity. SCI is the general partner of SAMLP and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by SAMLP. Mr. Mitchell holds 100% of the ownership interest in each of SALLC and SCI and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by each such entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

SPLP, SPIILP, SVPLP, SFL and SVFL, as the entities that directly hold the shares of Class A Common Stock, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported as beneficially owned by Mr. Mitchell, SCI, SAMLP and SALLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 9, 2020

ALEXANDER MITCHELL	SCOPUS CAPITAL, INC.

/s/ Daniel Fried, attorney-in-fact	By:	/s/ Daniel Fried

Name: Daniel Fried
Title: Attorney-in-Fact

SCOPUS ASSET MANAGEMENT, L.P. By: Scopus Capital, Inc., its General Partner		SCOPUS ADVISORS, LLC

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried

Name: Daniel Fried		Name: Daniel Fried
Title: Attorney-in-Fact		Title: Attorney-in-Fact

SCOPUS PARTNERS, L.P. By: Scopus Advisors, LLC, its General Partner		SCOPUS PARTNERS II, L.P. By: Scopus Advisors, LLC, its General Partner

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried

Name: Daniel Fried		Name: Daniel Fried
Title: Attorney-in-Fact		Title: Attorney-in-Fact

SCOPUS VISTA PARTNERS, L.P. By: Scopus Advisors, LLC, its General Partner		SCOPUS FUND LTD.

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried

Name: Daniel Fried		Name: Daniel Fried
Title: Attorney-in-Fact		Title: Attorney-in-Fact

SCOPUS VISTA FUND LTD.

By:	/s/ Daniel Fried

Name: Daniel Fried
Title: Attorney-in-Fact